UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Instructure, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45781U103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 45781U103	Page 2 of 13

1.	Names of Reporting Persons. Epic Venture Fund IV, LLC ("EVF IV")
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

2,672,811, except that Epic Management Partners, LLC ("EMP"), the investment manager of EVF IV, may be deemed to have sole power to vote these shares, and Kent Madsen ("Madsen") and Nicholaus Efstratis ("Efstratis"), the managers of EMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

2,672,811, except that EMP, the investment manager of EVF IV, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,672,811
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.07%(1)
12.	Type of Reporting Person OO

____________

(1) Based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.

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CUSIP No. 45781U103	Page 3 of 13

1.	Names of Reporting Persons. Zions SBIC, L.L.C. ("Zions SBIC")
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,204,460, except that ZWMC IV, L.L.C. ("ZWMC") the investment manager of Zions SBIC, may be deemed to have sole power to vote these shares, and Madsen and Efstratis, the managers of ZWMC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

1,204,460, except that ZWMC, the investment manager of Zions SBIC, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,460
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.54%(1)
12.	Type of Reporting Person OO

______________

(1) Based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.

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CUSIP No. 45781U103.	Page 4 of 13

1.	Names of Reporting Persons. Epic Expansion Capital, LLC ("EEC")
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

374,999, except that EMP, the investment manager of EEC, may be deemed to have sole power to vote these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

374,999, except that EMP, the investment manager of EEC, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.41%(1)
12.	Type of Reporting Person OO

_____________

(1) Based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.

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CUSIP No. 45781U103	Page 5 of 13

1.	Names of Reporting Persons. Epic Expansion Capital Annex, LLC ("EECA")
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

572,806, except that EMP, the investment manager of EECA, may be deemed to have sole power to vote these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.
	7.

Sole Dispositive Power

572,806, except that EMP, the investment manager of EECA, may be deemed to have sole power to dispose of these shares, and Madsen and Efstratis, the managers of EMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,806
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.16%(1)
12.	Type of Reporting Person OO
____________

(1) Based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.

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CUSIP No. 45781U103	Page 6 of 13

1.	Names of Reporting Persons. Kent Madsen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,149
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 39,149
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,149
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.15%(1)
12.	Type of Reporting Person IN
___________

(1) Based upon the 26,535,566 shares of Common Stock issued and outstanding, after taking into account the offering described therein, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission on November 13, 2015.

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CUSIP No. 45781U103	Page 7 of 13

ITEM 1.

(a) Name of Issuer:

Instructure, Inc. ("Company")

(b) Address of Issuer's Principal Executive Offices:

6330 South 3000 East, Suite 700

Salt Lake City, Utah 84121

ITEM 2.

(a) Name of Person Filing:

Epic Venture Fund IV, LLC

Zions SBIC, L.L.C.

Epic Expansion Capital, LLC

Epic Expansion Capital Annex, LLC

Kent Madsen

(b) Address of Principal Business Office of Each Reporting Person Listed Above:

15 W. South Temple #500

Salt Lake City, Utah 84101

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CUSIP No. 45781U103	Page 8 of 13

(c) Citizenship:

Epic Venture Fund IV, LLC	Delaware
Zions SBIC, L.L.C.	Delaware
Epic Expansion Capital, LLC	Delaware
Epic Expansion Capital Annex, LLC	Delaware
Kent Madsen	U.S.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share ("Common Stock")

(e) CUSIP Number:

45781U103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the FederalDeposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of aninvestment company under section 3(c)(14) of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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CUSIP No. 45781U103	Page 9 of 13

ITEM 4. OWNERSHIP.

The following information with respect to the ownership of the Common Stock of the Company by persons filing this Schedule 13G is provided as of December 31, 2015.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

INSTRUCTION. For computations regarding securities which represent a right toacquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

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CUSIP No. 45781U103	Page 10 of 13

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the operating agreements of EVF IV, Zions SBIC, EEC and EECA, the members of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a member.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

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CUSIP No. 45781U103	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPIC VENTURE FUND IV, LLC

Date: February 12, 2016	By: Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

ZIONS SBIC, L.L.C., Investment Manager

By: ZWMC IV, L.L.C.

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

EPIC EXPANSION CAPITAL, LLC

By: Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

EPIC EXPANSION CAPITAL ANNEX, LLC

By: Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

KENT MADSEN

	By:	/s/ Kent Madsen

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CUSIP No. 45781U103	Page 12 of 13

Exhibit Index

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 45781U103	Page 13 of 13

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

EPIC VENTURE FUND IV, LLC

By: Epic Management Partners, LLC, Investment Manager

Date: February 12, 2016	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

ZIONS SBIC, L.L.C., Investment Manager

By: ZWMC IV, L.L.C.

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

EPIC EXPANSION CAPITAL, LLC

By: Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

EPIC EXPANSION CAPITAL ANNEX, LLC

By: Epic Management Partners, LLC, Investment Manager

	By:	/s/ Kent Madsen
	Name:	Kent Madsen
	Title:	Manager

KENT MADSEN

	By:	/s/ Kent Madsen